CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Management of the Funds: Other Service Providers”, “Financial Highlights”, “Form of Agreement and Plan of Merger” in the Joint Proxy Statement/Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, in the Registration Statement (Form N-14 No. 333-236206) of The Cushing MLP & Infrastructure Total Return Fund.

We also consent to the incorporation by reference therein of our reports dated January 28, 2020 with respect to the financial statements and financial highlights of The Cushing Energy Income Fund and The Cushing MLP & Infrastructure Total Return Fund for the year ended November 30, 2019 included in the Annual Report (Form N-CSR) for 2019 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas
March 2, 2020